CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603


                                 June 13, 2017


VIA EDGAR CORRESPONDENCE FILING
-------------------------------

Karen Rossotto, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:     First Trust Energy Income and Growth Fund (the "Fund")
                          File Nos. 333-217580; 811-21549

Dear Ms. Rossotto:

      We have received your comments regarding the Registration Statement for the above captioned Fund in your letter of June 1, 2017. This letter serves to respond to your comments. For your convenience, we have structured our response to address each of your comments in the order in which they were presented in your letter.

                                   PROSPECTUS

      1. ON THE COVER PAGE, IN INVESTMENT STRATEGY, THE DISCLOSURE STATES "[T]HE FUND SEEKS TO PROVIDE ITS COMMON SHAREHOLDERS WITH A VEHICLE TO INVEST IN A PORTFOLIO OF CASH-GENERATING SECURITIES . . . [EMPHASIS ADDED]." PLEASE CLARIFY WHAT CASH-GENERATING SECURITIES ARE AND PLEASE ALSO CLARIFY HOW A PORTFOLIO CONSISTING OF THESE SECURITIES IS CONSISTENT WITH THE FUND'S OBJECTIVE TO PROVIDE ITS COMMON SHAREHOLDERS WITH TOTAL RETURN (AS TOTAL RETURN IS DEFINED IN THE PROSPECTUS SUMMARY ON PAGE 3).

      Response: Cash-generating securities are securities from which the Fund receives distributions in the form of cash. A portfolio consisting of such cash-generating securities is consistent with the Fund's total return objective, as total return (as defined in the Prospectus) "includes . . . all distributions received from[] securities in which the Fund invests." For example, as described throughout the Prospectus, the distribution component of the Fund's total return objective may be in the form of cash distributions from MLPs (which generally distribute all available cash flow in the form of quarterly distributions) or their affiliates, dividends from common stocks, interest from debt instruments and income from other investments of the Fund. The two components of total return (the other being capital appreciation) are not mutually exclusive in the types of investments in which the Fund principally invests, including MLPs. It should also be noted that the investment objective of the Fund, as set forth in the Prospectus, highlights the Fund's particular emphasis on current distributions, thus further demonstrating the compatibility of the Fund's investments in cash-generating securities with its objective.


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      2. ALSO ON THE COVER PAGE, IN INVESTMENT STRATEGY, THE DISCLOSURE STATES
"[U]NDER NORMAL MARKET CONDITIONS, THE FUND INVESTS AT LEAST 85% OF ITS MANAGED ASSETS . . . IN SECURITIES OF ENERGY COMPANIES AND ENERGY SECTOR MLPS AND ENERGY
SECTOR MLP-RELATED ENTITIES . . . ." PLEASE DISCLOSE SPECIFICALLY HERE THAT THIS
85% POLICY INCLUDES "ASSETS OBTAINED THROUGH LEVERAGE." THIS DESCRIPTION OF THE TEST WOULD THEN TRACK THE DISCLOSURE ON PAGE 2 OF THE STATEMENT OF ADDITIONAL INFORMATION, WHICH INCLUDES THIS LANGUAGE.

      Response: The requested disclosure has been added to the above referenced statement on the cover page of the Prospectus.

      3. ON PAGE 3, IN INVESTMENT OBJECTIVE AND POLICIES, IN THE THIRD PARAGRAPH, THE DISCLOSURE INDICATES THAT "MLP-RELATED ENTITIES" THAT ARE INCLUDED IN THE FUND'S 85% POLICY DESCRIBED IN THIS PARAGRAPH, INCLUDE INVESTMENTS IN SECURITIES THAT ARE "DERIVATIVES OF INTERESTS IN MLPS." PLEASE CONFIRM TO US THAT THESE INSTRUMENTS ARE VALUED AT MARKET, AND NOT NOTIONAL, VALUE FOR PURPOSES OF COMPLIANCE WITH THE 85% POLICY.

      Response: The Fund confirms that its investments in securities that are derivatives of interests in MLPs pursuant to its 85% policy are valued at market value, not notional value. Please refer to the last paragraph under Hedging and Strategic Transactions in the Prospectus Summary, which provides that "[f]or purposes of determining the Fund's compliance with the investment requirements relating to MLP and MLP-related entities, the Fund values Strategic Transactions based upon their respective current fair market values."

      4. ON PAGE 4, IN INVESTMENT OBJECTIVE AND POLICIES, IN THE FOURTH BULLET, THE DISCLOSURE STATES THAT THE FUND MAY ENGAGE IN SHORT SALES. PLEASE CONFIRM TO US THAT ANY EXPENSES ASSOCIATED WITH SHORT SALES ARE INCLUDED IN THE LINE ITEM OTHER EXPENSES IN THE FUND'S FEE TABLE.

      Response: The Fund confirms that any expenses associated with short sales are included in the line item Other Expenses in the Fund's fee table.

      5. IN THE FOLLOWING BULLET ON PAGE 4, THERE IS A REFERENCE TO THE FUND'S INVESTMENT IN NON-U.S. SECURITIES. IF THESE SECURITIES INCLUDE EMERGING MARKETS, PLEASE DISCLOSE THESE INVESTMENTS AND ALSO INCLUDE ASSOCIATED RISK DISCLOSURE AS APPROPRIATE.

      Response: The Fund does not invest in emerging market securities on a principal basis.

      6. ON PAGE 8, IN TAX CONSIDERATIONS, IN THE FIRST LINE OF THE FIRST BULLET INVESTMENTS IN MLPS, IT STATES THAT "[T]HE FUND INVESTS PRIMARILY IN MLPS AND


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MLP-RELATED ENTITIES." HOWEVER, DISCLOSURE OF THE FUND'S 85% POLICY INDICATES
THAT THE FUND INVESTS IN "ENERGY COMPANIES" AS WELL AS MLPS. PLEASE CORRECT THIS INCONSISTENCY.

      Response: Pursuant to your request, the above referenced disclosure has been revised to state that "[t]he Fund invests primarily in energy companies, MLPs and MLP-related entities."

      7. ON PAGE 19, IN CASH FLOW RISK, THE DISCLOSURE STATES THAT "[A] SUBSTANTIAL PORTION OF THE CASH FLOW RECEIVED BY THE FUND IS DERIVED FROM ITS INVESTMENT IN EQUITY SECURITIES OF MLPS [EMPHASIS ADDED]." WHAT IS "CASH FLOW" AS IT IS REFERRED TO HERE? PLEASE EXPLAIN IN THE DISCLOSURE.

      Response: The term "cash flow" as used in the above referenced disclosure refers to distributions received by the Fund in the form of cash (as further discussed in response to comment number 1 above). Pursuant to your request, the disclosure has been revised to clarify the meaning of the term.

      8. ON PAGE 31, THE FUND'S FEE TABLE APPEARS TO INCLUDE A TAX BENEFIT. THE IMPACT OF TAXES SHOULD NOT REDUCE THE TOTAL ANNUAL EXPENSES PRESENTED IN THE FEE TABLE. PLEASE UPDATE THE FEE TABLE INCLUDED IN THE PROSPECTUS.

      Response: The Summary of Fund Expenses section has been revised to include two separate fee tables, one including the impact of taxes and one excluding the impact of taxes.

      9. ON PAGE 37, IN THE SECOND PARAGRAPH OF THE FUND'S INVESTMENTS, INVESTMENT OBJECTIVE AND POLICIES, THE DISCLOSURE STATES ". . . THE FUND BELIEVES A PORTION OF THE DISTRIBUTIONS IT RECEIVES FROM MLP INVESTMENTS MAY BE TAX DEFERRED, THEREBY INCREASING CASH AVAILABLE FOR DISTRIBUTION BY THE FUND TO ITS COMMON SHAREHOLDERS." HOWEVER, IN THE PENULTIMATE SENTENCE IN THIS PARAGRAPH, THE DISCLOSURE STATES "ALTHOUGH CASH DISTRIBUTIONS IN EXCESS OF TAXABLE INCOME AND NET TAX LOSSES MAY CREATE A TEMPORARY ECONOMIC BENEFIT TO THE FUND, THEY WILL INCREASE THE AMOUNT OF GAIN (OR DECREASE THE AMOUNT OF LOSS) ON THE SALE OF AN INTEREST IN AN MLP [EMPHASIS ADDED]." AS THE TAX DEFERRAL ON DISTRIBUTIONS FROM MLP INVESTMENTS IS CONSIDERED ONLY A TEMPORARY ECONOMIC BENEFIT TO THE FUND, PLEASE CONSIDER WHETHER THE FIRST DISCLOSURE ABOVE MAY BE MISLEADING.

      Response: The first sentence of the second paragraph of The Fund's Investments, Investment Objective and Policies has been revised as follows:

      Due to the tax treatment under current law of cash distributions in excess of income made by MLPs to their investors (such as the Fund), the Fund believes a portion of the distributions it receives from MLP investments may be tax deferred thereby increasing cash available for current distribution by the Fund to its common shareholders but potentially increasing the Fund's future tax liability. See "Risks--MLP and Deferred Tax Risk."

      10. ON PAGE 41, IN DEBT SECURITIES, IT STATES THAT THE FUND MAY INVEST IN DEBT SECURITIES WITH VARIOUS TYPES OF INTEREST RATES AND RESET TERMS, INCLUDING


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ADJUSTABLE RATE, ZERO COUPON, CONTINGENT, DEFERRED, PAYMENT-IN-KIND AND AUCTION
RATE FEATURES. IF THESE SECURITIES ARE PRINCIPAL INVESTMENTS OF THE FUND, PLEASE DISCLOSE THEM IN THE PROSPECTUS SUMMARY AND INCLUDE ASSOCIATED RISK DISCLOSURE. IF NOT, PLEASE MOVE DISCLOSURE CONCERNING THESE SECURITIES TO THE SAI.

      Response: The above referenced types of debt securities are not principal investments of the Fund and, accordingly, the corresponding disclosure has been moved to the SAI.

                                * * * * * * * *

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Eric F. Fess at (312) 845-3781 or the undersigned at (312) 845-3273.

                                             Very truly yours,

                                             CHAPMAN AND CUTLER LLP


                                             By /s/ Walter Draney
                                                -------------------------
                                                    Walter Draney


Enclosures


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